SUMITOMO MITSUI FINANCIAL GROUP, INC. 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, JAPAN

Form RW

January 12, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Sumitomo Mitsui Financial Group, Inc.
SEC File No. 333-177812
Request to Withdraw Registration Statement on Form F-4

Ladies and Gentlemen,

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Sumitomo Mitsui Financial Group, Inc. (“SMFG”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of SMFG’s Registration Statement on Form F-4 (Registration No. 333-177812), together with all exhibits and amendments thereto (the “Registration Statement”). SMFG is requesting withdrawal of the Registration Statement because it has determined that the transaction described in the Registration Statement qualifies for the exemption from registration provided by Rule 802 promulgated under the Securities Act. No securities were sold pursuant to the Registration Statement.

SMFG requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of SMFG for future use.

Should you have any questions regarding the withdrawal, please contact SMFG’s legal counsel, Theodore A. Paradise or Michael T. Dunn of Davis Polk & Wardwell LLP, at +81-3-5561-4421.

Thank you for your assistance in this matter.

Sincerely,

Sumitomo Mitsui Financial Group, Inc.
/s/ Naoki Tamura
Naoki Tamura General Manager Subsidiaries & Affiliates Dept. Sumitomo Mitsui Financial Group, Inc.